UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number: 333-7484

                                 INNOVA, S. de R.L. de C.V.
(Translation of registrant's name into English)

             Insurgentes Sur 694 Piso 8, Col. Del Valle  03100 Mexico, D.F. Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82         .)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. de R.L. de C.V. (Registrant)

Dated: July 16, 2003	By /s/ Carlos Ferreiro Rivas Name: Carlos Ferreiro Rivas Title: Chief Financial Officer

[SKY LOGO APPEARS HERE]

FOR IMMEDIATE RELEASE

INNOVA, S. de R.L. de C.V.

Reports Second Quarter 2003 Results

- Subscriber base grows to 809,000 -

- Net Revenues increased 5.7% -

- EBITDA increased 34.3% to Ps. 297.3 MM -

- EBITDA margin increased to 31.5% -

- The Company does not expect to require shareholder funding in 2003 -

  The number of gross active subscribers increased 11.9% to 809,000 from 723,200 in the second quarter of 2002.

  Revenues in the second quarter increased 5.7% as compared to the same period of 2002.

  EBITDA for the second quarter of 2003 increased 34.3% to Ps. 297.3 million from Ps. 221.4 million for the same period of 2002. As a result, EBITDA margin increased 27.0% from 24.8% to 31.5%.

  EBIT for the second quarter of 2003 improved Ps. 127.0 million to a positive Ps. 103.0 million from Ps. (24.0) million for the same period of 2002. As a result, EBIT margin increased from a negative 2.7% to a positive 10.9%.

  Sky has not required shareholder funding for the past five quarters and does not expect to require loans or cash equity contributions from its shareholders in the second half of 2003.

Mexico City, July 15, 2003. Innova, S. de R.L. de C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the second quarter ended June 30, 2003. The attached results have been prepared in accordance with Mexican GAAP and restated to constant Mexican pesos as of June 30, 2003.
Subscriber base

The number of gross active subscribers increased to 809,000, including 46,000 commercial subscribers, as of June 30, 2003; this represents an 11.9% increase from 723,200, including 27,900 commercial subscribers as of June 30, 2002 or approximately 85,800 gross active subscribers.

We believe the increase in the subscriber base was primarily due to the sustained increase in customer activations in response to the high quality of our programming content, special programming and exclusive events, as well as to our aggressive marketing campaigns.

We believe the main factor causing subscriber cancellations during this quarter, was the continuing weakness in the Mexican economy. Nevertheless, we have experienced a decrease in the rate of subscriber cancellations as compared to the previous year.

Programming content	During the second quarter of 2003, Sky continued to enhance its programming content, by adding the following offerings:
Big Brother 2 reality show on a pay TV-exclusive basis;
Exclusive pay TV transmission of the Wimbledon Tennis Tournament;
Boxing matches;
The pay TV-exclusive broadcast of certain matches of the Mexican 2002-2003 Closing Soccer Tournament;
The pay TV-exclusive broadcast of the Cruz Azul team soccer matches in the "Copa Libertadores" Soccer Tournament;
The pay TV-exclusive transmission of certain matches of the Mexican Baseball league; and
LPGA, US PGA and US Senior PGA Golf Tournaments.

Price and promotions	Innova's current installation fee is Ps. 1,099. However, residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card, pay only Ps. 99.
We continue to improve our subscriber base quality, by among other things, encouraging new and current subscribers to pay their monthly programming services through automatic charge to a credit card.

Financial review

Financial Highlights

Three and six months ended June 30, 2003 and 2002

Statements prepared under Mexican GAAP (Unaudited)

Million of constant Mexican Pesos as of June 30, 2003
Three Months Ended June 30,
	2003	% Margin	2002	% Margin	Var	%

Net Revenues	944	100	893	100	51	6
Cost of Sales	287	30	283	32	4	1
Gross Profit	657	70	610	68	47	8

Selling	219	23	223	25	(4)	(2)
Operations	114	12	136	15	(22)	(16)
Administrative	27	3	30	3	(3)	(10)
Total Expenses	360	38	389	44	(29)	(7)
EBITDA (1)	297	31	221	25	76	34

EBIT (2)	103	11	(24)	(3)	127	n/a

Six Months Ended June 30,
	2003	% Margin	2002	% Margin	Var	%

Net Revenues	1,824	100	1,755	100	69	4
Cost of Sales	570	31	553	32	17	3
Gross Profit	1,254	69	1,202	68	52	4

Selling	430	24	459	26	(29)	(6)
Operations	210	12	247	14	(37)	(15)
Administrative	56	3	58	3	(2)	(3)
Total Expenses	696	38	764	44	(68)	(9)
EBITDA (1)	558	31	438	25	120	27

EBIT (2)	163	9	(55)	(3)	218	n/a

(1) EBITDA is defined as operating income before depreciation and amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.
Net Revenues

Net revenues of Ps. 944.0 million for the three months ended June 30, 2003, increased by Ps. 50.8 million or 5.7% as compared to the same period of the prior year, mainly due to the growth of our subscriber base and additional revenues from pay-per-view events.

Net revenues of Ps. 1,824.3 million for the six months ended June 30, 2003, increased by Ps. 69.1 million or 3.9% as compared to the prior year, mainly due to the sustained growth of our subscriber base.

Cost of Services and Sales

Cost of services and sales increased by Ps. 4.5 million or 1.6% to Ps. 287.2 million for the three months ended June 30, 2003 as compared to the same period of the prior year; mainly due to higher subscriber activations and related costs.

Cost of services and sales increased by Ps. 17.0 million or 3.0% to Ps. 570.5 million for the six months ended June 30, 2003, as compared to the prior year. This increase was due to higher subscriber activations and related costs, as well as higher costs directly affected by the devaluation of the peso against the US dollar, as compared to the prior year.

Operating Expenses

Total expenses of Ps. 359.5 million for the three months ended June 30, 2003, decreased by Ps. 29.7 million or 7.6% as compared to the same period of the prior year, mainly due to lower personnel cost and administrative expenses.

Total expenses of Ps. 696.0 million for the six months ended June 30, 2003, decreased by Ps. 68.2 million or 8.9%, as compared to the prior year, this result was mainly due to lower cost of free special events, personnel cost and administrative expenses.

EBITDA

EBITDA of Ps. 297.3 million for the three months ended June 30, 2003, improved by Ps. 76.0 million or 34.3%, as compared to the same period of 2002, mainly due to higher revenues and lower operating expenses, which were partially offset by higher cost of services and sales, as described above.

As a result, EBITDA margin increased 27.0% from 24.8% to 31.5% as compared to the second quarter of 2002.

EBITDA of Ps. 557.8 million for the six months ended June 30, 2003, improved by Ps. 120.3 million or 27.5%, as compared to the prior year due to higher revenues and lower operating expenses, which were partially offset by higher cost of services and sales, as explained above.

As a result, EBITDA margin increased 22.9% from 24.9% in 2002, to 30.6% in 2003.

EBIT Operating income

EBIT improved by Ps. 127.0 million to a positive Ps. 103.0 million in the three months ended June 30, 2003, as compared to a negative Ps. (24.0) million operating loss during the same period of 2002. As a result, EBIT margin increased to 10.9% in the second quarter of 2003 from a negative 2.7% in the second quarter of 2002.

EBIT improved by Ps. 218.2 million to a positive Ps. 163.0 million in the six months ended June 30, 2003, as compared to the prior year.

Net Income (loss)

Innova reported a net income of Ps. 166.3 million for the three months ended June 30, 2003, as compared to a net loss of Ps. (1,076.4) million in the same period of 2002. This improvement was primarily due to the foreign exchange gain of Ps. 322.9 million in this second quarter of 2003 as compared to a foreign exchange loss of Ps. (867.4) million during the second quarter of 2002.

Innova reported a net loss of Ps. (206.4) million for the six months ended June 30, 2003, as compared to a net loss of Ps. (1,103.4) million for the same period in the prior year.

The Company's foreign exchange gain in the first six months of 2003 was primarily due to the appreciation of the Mexican peso versus the U.S. dollar of approximately 0.2% from December 31, 2002 to June 30, 2003.

Additional devaluations of the peso will likely affect our liquidity and results of operations, considering our substantial U.S. dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

Funding from Shareholders

Innova did not require additional funding from its shareholders during the second quarter of 2003. This was mainly due to positive cash flow from operations and the current balance of cash resources available. The Company does not expect to require shareholder funding in the second half of 2003. Innova has not required shareholder funding for five straight quarters.

From the Company's inception through June 30, 2003, Innova's shareholders have contributed an aggregate of US$458.9 million to Innova, including US$149.0 million in equity and US$309.9 million in long-term loans. Shareholder's loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature in 10 years from the date on which the funds were received.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australia corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

News Corporation, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

Liberty Media International, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Carlos Ferreiro

Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (Unaudited)
For the three and six months ended June 30, 2003 and 2002
Statements prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Three months ended June 30,				Six months ended June 30,
		2003		2002		2003		2002

Net revenues	Ps.	944,049	Ps.	893,273	Ps.	1,824,343	Ps.	1,755,260
Cost of services and sales		287,167		282,699		570,531		553,515

Gross profit		656,882		610,574		1,253,812		1,201,745

Operating expenses:
Selling		218,842		223,192		429,431		459,018
Operations		114,181		136,270		210,150		247,130
Administrative		26,510		29,741		56,436		58,106
		359,533		389,203		696,017		764,254

EBITDA		297,349		221,371		557,795		437,491

Depreciation and amortization		194,421		245,340		394,786		492,652

Operating income (loss) - EBIT		102,928		(23,969)		163,009		(55,161)

Integral (gain) cost of financing:
Interest expense		253,536		250,170		522,310		478,000
Interest income		(2,163)		(2,520)		(10,052)		(4,629)
Foreign exchange (gain) loss - net		(322,935)		867,356		(13,137)		721,162
Loss (gain) from monetary position		16,410		(92,548)		(106,116)		(200,486)
		(55,152)		1,022,458		393,005		994,047

Special Items & other expense - net		(587)		8,694		3,976		20,854
Income (loss) before taxes		158,667		(1,055,121)		(233,972)		(1,070,062)
Income and assets tax (benefit) provision		(7,600)		21,259		(27,593)		33,358
Net Income (loss)	Ps.	166,267	Ps.	(1,076,380)	Ps.	(206,379)	Ps.	(1,103,420)

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 and 2002 (Unaudited)
Statements prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of June 30, 2003)

		2003		2002
ASSETS
Cash and cash equivalents	Ps.	426,393	Ps.	285,861
Trade accounts receivable		156,211		182,756
Value added tax credit		1,719		21,111
Spare parts		13,707		8,043
Prepaid expenses and other		90,664		91,627
Total current assets		688,694		589,398

Property and equipment - net		1,420,480		1,756,625

Pas - 9 Satellite-net		1,208,498		1,269,593

Other non-current assets - net		85,204		153,736

TOTAL ASSETS	Ps.	3,402,876	Ps.	3,769,352

LIABILITIES
Trade accounts payable and accruals	Ps.	440,134	Ps.	412,545
PanAmSat Pas-9		55,784		49,887
Due to affiliated companies and other related parties		368,020		272,248
Accrued interest		126,298		125,136
Accrued taxes		138,514		135,439
Deferred income - Pre-billed and pre-collected services		131,075		112,984
Total current liabilities		1,259,825		1,108,239

Senior Exchange Notes due 2007		3,914,249		3,887,732
Long-term loans from Stockholders		3,234,737		3,212,811
Long-term interest on Stockholders loans		837,459		519,004
Seniority premiums		1,501		752
PanAmSat Pas-9		1,336,752		1,378,776
Total non-current liabilities		9,324,698		8,999,075

TOTAL LIABILITIES		10,584,523		10,107,314

STOCKHOLDERS' DEFICIT
Capital stock		1,936,265		1,936,265
Accumulated loss		(8,893,848)		(7,098,315)
Loss for the six-month period		(206,379)		(1,103,420)
Excess from restatement-Inflationary effects on Balance Sheet		(17,685)		(72,492)
Total Stockholders' deficit		(7,181,647)		(6,337,962)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	Ps.	3,402,876	Ps.	3,769,352